Exhibit 4.2

Execution Copy

AMENDMENT TO RIGHTS AGREEMENT

This Amendment to Rights Agreement (this “Amendment”) is entered into as of December 15, 2009 by and between Facet Biotech Corporation, a Delaware corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company, as Right Agent (the “Rights Agent”).

RECITALS:

WHEREAS, the Company and the Rights Agent have previously entered into a Rights Agreement dated as of September 7, 2009 (the “Agreement”; capitalized terms used but not defined herein shall have the meaning set forth in the Agreement);

WHEREAS, pursuant to Section 27 of the Agreement, for so long as the Rights are redeemable, the Company may in its sole and absolute discretion amend any provision of the Agreement in any respect without the approval of any holders of the Rights, as evidenced by a writing signed by the Company and the Rights Agent;

WHEREAS, as of the date hereof, the Rights are redeemable; and

WHEREAS, the Board of Directors has deemed it fair, desirable and in the best interests of the Company and its stockholders to allow the acquisition by certain existing Company stockholders of additional shares of Common Stock without any such stockholder becoming an Acquiring Person, and to amend the Agreement accordingly as set forth below to permit such transaction, and has duly authorized any officer of the Company to execute and deliver this Amendment.

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set out and of other consideration (the receipt and sufficiency of which are acknowledged), the parties hereto agree as follows:

1.               Amendment of Section 1(a) of the Agreement.  The definition of “Acquiring Person” in Section 1(a) of the Agreement is hereby amended and supplemented by adding the following sentences at the end thereof:

“Notwithstanding anything contained in this Section 1(a) to the contrary, solely in the case of any Person who is one of the BVF Entities (as defined below) and with respect to no other Person: (A) a reference to “20%” shall be substituted for each reference to “15%” in the foregoing provisions of this Section 1(a), so as to permit the Beneficial Ownership of up to 20% of the Common Stock of the Company by such BVF Entities pursuant to, and only if the BVF Entities are acting in compliance with, the terms of the Stockholders Agreement, dated as of December 15, 2009 between the Company and the BVF Entities (as the same may be amended from time to time, the “Stockholders Agreement”) and (B) in the event that the BVF Ownership Percentage is greater than 15% and less than 20%, in the event of any Transfer (as defined below) by a BVF Entity, upon the occurrence of any such Transfer such references shall automatically be deemed replaced by references to the then-current BVF Ownership Percentage plus one share of Common Stock, solely to the extent such then-current BVF Ownership Percentage is both lower than the previously applicable BVF Ownership Percentage and less than 20%, unless and until such then-current BVF Ownership Percentage is less than 15%, at which time all such references shall revert to “15%” and no additional changes shall be made pursuant to this clause (B).  For purposes of this definition:  “BVF Entities” shall mean Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., Investment 10, L.L.C., BVF Partners L.P., BVF Inc. and Mark N. Lampert; “BVF Ownership Percentage” means, at any time, the percentage of the outstanding Common Stock Beneficially Owned in the aggregate by the BVF Entities and all Affiliates and Associates thereof as of such time; and solely as used in this Section 1(a), “Transfer” shall mean, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by operation of law or otherwise), any Common Stock or any interest in any Common Stock, including by tendering (or announcing an intention to tender) into any tender offer, regardless of whether such Common Stock or interest is purchased pursuant to such tender offer, and for such purpose the term “Transfer” shall include the sale of an Affiliate or Associate of any BVF Entity or the BVF Entity’s interest in an Affiliate or Associate that Beneficially Owns shares of Common Stock.”

2.               Governing Law.  This Amendment and the Agreement, as amended hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, provided, however, that all provisions regarding the rights, duties, obligations and liabilities of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such state.

3.               Effect of Amendment.  Except as expressly modified hereby, the Agreement remains in full force and effect.  Upon the execution and delivery hereof, as of the day and year first above written, the Agreement shall thereupon be deemed to be amended and supplemented as hereinabove set forth as fully and with the same effect as if the amendments and supplements made hereby were originally set forth in the Agreement, and this Amendment and the Agreement shall henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Agreement.

4.               Descriptive Headings.  Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

5.               Counterparts.  This Amendment may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will be deemed to constitute one and the same agreement.  The exchange of copies of this Amendment and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Amendment as to the parties hereto and may be used in lieu of the original Amendment for all purposes.  Signatures of the parties hereto transmitted electronically or by facsimile shall be deemed to be their original signatures for all purposes.

6.               Severability.  If any term, provision or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions or restriction of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first above written.

FACET BIOTECH CORPORATION

By:	/s/ Faheem Hasnain
Name:	Faheem Hasnain
Title:	President and Chief Executive Officer

MELLON INVESTOR SERVICES LLC

By:	/s/ Asa Drew
Name:	Asa Drew
Title:	Vice President & Senior Relationship Manager